SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
GENERAL COMPANY OF GEOPHYSICS
(Translation of Registrant’s Name Into English)
1, rue Leon Migaux,
91341 Massy
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑   Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐   No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

COMPAGNIE GENERALE DE GEOPHYSIQUE
CGG announces conversion of nearly 82%
of its Convertible Bonds due 2012.
Paris, November 21, 2005

Compagnie Générale de Géophysique (ISIN: FR0000120164 ; NYSE : GGY) ) today announces the conversion of nearly 82% of its Convertible Bonds due 2012.
The amendment to the terms of the convertible bonds announced on October 17, 2005, having been approved by the General Meeting of bondholders held on November 2, 2005, was approved by a General Meeting of CGG shareholders held on November 16, 2005. The early conversion period was open from November 17 to November 18, 2005, inclusive.
At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares.
2,525 convertible bonds remain outstanding.

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Contact :
Christophe BARNINI	(33) 1 64 47 38 10 / (33) 1 64 47 38 11
Email : invrel@cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex
GENERAL COMPANY OF GEOPHYSICS
	By:	/s/ Gerard Chambovet
Senior Executive Vice President
Date: November 21st, 2005		Technology, Control, Corporate Planning & Communication